EXHIBIT 99.1

Student Transportation Announces Director Election Results  of its 2017 Annual and Special Shareholder Meeting

BARRIE, Ontario, Nov. 10, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB) (“STI” or the “Company”) is pleased to announce that all of the nominees listed in its information circular dated September 29, 2017 were elected as directors of the Company at its annual and special meeting of shareholders held on November 9, 2017.  The results of the voting for each nominee are as follows:

Nominees	% of Votes Cast For	% of Votes Withheld	Number of Votes Cast For
Barbara Basney	97.51%	2.49%	27,615,776
Denis Gallagher	98.99%	1.01%	28,034,687
Irving Gerstein	97.38%	2.62%	27,578,682
Kenneth Needler	97.62%	2.38%	27,647,161
George Rossi	97.52%	2.48%	27,617,748
David Scopelliti	97.53%	2.47%	27,619,440
Wendi Sturgis	97.60%	2.40%	27,640,041
Victor Wells	97.54%	2.46%	27,624,254

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is an industry leader in school bus transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:

Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com